UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 6, 2022

(Commission File No. 001-40505)

Ambrx Biopharma Inc.

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10975 Torrey Pines Road

La Jolla, California 92037

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Director

On June 1, 2022, the Board of Directors (the “Board”) of Ambrx Biopharma Inc. (the “Company”), upon the recommendation of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”), appointed Janet Loesberg, Pharm. D. as a Class II director for a term expiring at the Company’s second annual general meeting after the Company’s initial public offering and until her successor is duly elected and qualified, or until her earlier death, resignation or removal. Based upon the further recommendation of the Nominating Committee, the Board also appointed Dr. Loesberg to serve as the chairperson and member of the Compensation Committee and as a member of the Audit Committee.

Dr. Loesberg has over 30 years of pharmaceutical industry experience. She is currently Senior Vice President Global Medical Affairs at Blueprint Medicines, a leading precision therapy company, where she has been since March 2020. From September 2019 to March 2020, Dr. Loesberg was Vice President, Head of Portfolio and Project Management, Research & Development at Janssen, Pharmaceutical Companies of Johnson & Johnson where she was responsible for delivering the extensive pipeline on time and on budget. Dr. Loesberg also served in several executive roles at Bristol Myers Squibb from October 2007 to March 2019 including leading Medical Affairs for the launch of Opdivo in China, Brazil, Latin America, and many additional countries. She started her career at Pfizer, Inc. where she also held several US based leadership roles. Currently, Dr. Loesberg is a board member for All in Together, a non-profit organization that equips women with tools to drive meaningful policy change. Dr. Loesberg earned her Pharm. D. from the University of Michigan, College of Pharmacy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Ambrx Biopharma Inc.

By:	/s/ Feng Tian
Name:	Feng Tian, Ph.D.
Title:	Chief Executive Officer

Date: June 6, 2022